Exhibit 10.31

LICENSE, SUPPLY AND DEVELOPMENT AGREEMENT

“DC AGREEMENT”

between

WARNER CHILCOTT COMPANY, INC.

and

LEO Pharma A/S

TABLE OF CONTENTS

I	DEFINITIONS	4
II	RIGHTS	9
III	DEVELOPMENT – 80185/80190	10
IV	DEVELOPMENT - LINE EXTENSIONS	11
V	STUDIES	12
VI	SUPPLY OF FINISHED PRODUCTS	12
VII	MARKETING	23
VIII	ACCOUNTING AND ROYALTY PAYMENT	25
IX	PATENT PROTECTION AND VALIDITY	27
X	THIRD PARTIES INTELLECTUAL PROPERTY CLAIMS	28
XI	CONFIDENTIALITY	29
XII	REGISTRATIONS	29
XIII	TRADEMARKS	30
XIV	AUTHORISATIONS	31
XV	QUALITY ASSURANCES	31
XVI	SAFETY REPORTING, COMPLAINTS AND PRODUCT RECALL	32
XVII	RESPONSIBILITIES OF PARTIES	32
XVIII	TERM AND TERMINATION; CONSEQUENCES OF TERMINATION	34
XIX	ASSIGNABILITY	37
XX	AMENDMENT OF AGREEMENT; WAIVER; SEVERABILITY	37
XXI	STATUS OF PRIOR AGREEMENT	38
XXII	FORCE MAJEURE	39
XXIII	NON-COMPETITION CLAUSE	39
XXIV	PARTNERSHIP/AGENCY; THIRD PARTIES	40
XXV	GOVERNING LAW	40
XXVI	NOTICES	41

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Appendices:

Appendix I:	LEO Logo Guidelines
Appendix II:	LEO Product Concept
Appendix III:	Patents
Appendix IV:	Products
Appendix V:	Batch Size and Minimum Order Quantity Per Delivery
Appendix VI:	Quality Agreement
Appendix VII:	WCCI’s Pharmaceutical Import License
Appendix VIII:	Pharmacovigilance Agreement
Appendix IX:	Complaints and Product Recall
Appendix X:	Pack Sizes

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AGREEMENT

between

WARNER CHILCOTT COMPANY, INC. of P.O. Box 1005, Fajardo, Puerto Rico, 00738 (“WCCI”)

and

LEO Pharma A/S of Industriparken 55, DK-2750 Ballerup, Denmark (“LEO”).

Capitalized terms not otherwise defined herein shall have the meanings set forth in Article I of this Agreement.

WHEREAS WCCI and LEO wish to explore certain opportunities in relation to topical treatment and prevention of psoriasis with calcipotriol (calcipotriene) alone or in combination with steroids in the Territory;

WHEREAS, LEO has discovered and developed the Compound and Manufactures pharmaceutical products containing the Compound for human therapeutic use;

WHEREAS, WCCI has marketing expertise within the field of dermatology; and

WHEREAS, WCCI and LEO are interested in collaborating on the marketing of the Products in the Territory.

NOW THEREFORE, the Parties hereby agree as follows:

I - DEFINITIONS

1.1	“Action or Proceeding” shall mean any action, suit, proceeding, arbitration or Governmental or Regulatory Authority action, notification, investigation or audit.

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1.2	“Affiliate” shall mean, with respect to any Person, any Person which, directly or indirectly, controls, is controlled by, or is under common control with, the specified Person. For purposes of this definition, the term “control” as applied to any Person, means the possession, directly or indirectly, of at least fifty-one per cent (51%) of the power to direct or cause the direction of the management of that Person, whether through ownership of voting securities or otherwise.

1.3	“Agreement” shall mean this License, Supply and Development Agreement between WCCI and LEO.

1.4	“Amended and Restated Dovonex® Agreement” shall mean the License and Supply Agreement dated as of the date hereof between LEO and WCCI.

1.5	“Appendix IV Products” shall mean the Products listed and further described in Appendix IV.

1.6	“BMS” shall mean Bristol-Myers Squibb Company.

1.7	“BMS Agreements” shall mean the agreement dated September 28, 1989 between BMS (as successor to E.R. Squibb & Sons Inc.) and LEO, as amended July 6, 1992, April 8, 1993 and April 1, 2003 and the Product Supply Agreement between BMS and LEO dated as of April 8, 1993, each as may be amended or supplemented by the parties in the future.

1.8	“Compound” shall mean the compound Calcipotriene, a vitamin D analogue with the formula C27H4003.

1.9	“Confidentiality Agreement” shall mean the Confidentiality Agreement dated as of 4 July 2005 between the Parties.

1.10	“current Good Manufacturing Practices” shall mean the regulatory and other standards of good manufacturing practice in the Territory, as in effect from time to time, relating to the Manufacture of medicinal products.

1.11	“Dovonex® Products” shall mean Dovonex® ointment, Dovonex® cream and Dovonex® scalp solution.

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1.12	“Effective Date” shall mean the date on which this Agreement becomes effective pursuant to Article 3.4(c) of the Master Agreement.

1.13	“FDA” shall mean the United States Food and Drug Administration.

1.14	“Finished Product” shall mean the Products which are ready for sale to customers in finished, final packaged form.

1.15	“Governmental or Regulatory Authority” shall mean any court, tribunal, arbitrator, agency, commission, official or other instrumentality of the United States or any relevant country, state, province, county, city or other political subdivision.

1.16	“Gross Margin” shall mean Net Sales less an amount equal to a percentage of Net Sales determined by adding the purchase price, as set forth in Article 6.2 and the applicable royalty rate, set forth in Article 8.1.

1.17	“IND” shall mean the Investigational New Drug Application, as defined in the United States Federal Food, Drug and Cosmetic Act and applicable regulations promulgated thereunder as amended from time to time, filed in the United States for the Product.

1.18	“Laws” shall mean all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of any relevant Governmental or Regulatory Authority.

1.19	“LEO Logo Guidelines” shall mean the guidelines for use of the LEO name and the Assyrian Lion logo, as amended from time to time, Appendix I.

1.20	“LEO Product Branding” shall mean the Trademark, the LEO name, the Assyrian Lion, the LEO Logo Guidelines, the LEO Product Concept and any domain names or websites related to the Product in the Territory.

1.21	“LEO Product Concept” shall mean the global concept for packaging and promotional materials related to the Products developed by LEO as amended from time to time, Appendix II.

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1.22	“Losses” shall mean any and all damages, fines, fees, penalties, deficiencies, losses and expenses (including without limitation interest, court costs, reasonable fees of attorneys, accountants and other experts or other expenses of litigation or other proceedings or of any claim, default or assessment).

1.23	“Manufacture” shall mean all the activities relating to production of each Product, spanning from purchasing raw materials to packaging Product including, but not limited to, purchasing raw materials, packaging materials, production, quality control and assurance, filling, labelling, packaging and finishing, release, holding and storage and the tests and analyses conducted in connection therewith.

1.24	“Manufacturing Authorization” shall mean the authorization to Manufacture the Products as granted by the relevant Governmental or Regulatory Authorities.

1.25	“Master Agreement” shall mean the Master Agreement dated as of 1 April 2003 between LEO and WCCI (as assignee of GALEN), as amended by Addendum I dated as of the date hereof between LEO and WCCI (“Addendum I to the Master Agreement”), as further amended from time to time.

1.26	“NDA” shall mean the New Drug Application filed with the FDA for a Product, requesting permission to place such Product on the market in accordance with 21 C.F.R. Part 314 and all supplements filed pursuant to the requirements of the FDA, including all documents, data and other information concerning such Product which are necessary for FDA approval to market a product in the United States.

1.27	“Net Sales” shall mean the adjusted gross invoice price, the adjusted gross invoice price being the aggregate sales of WCCI and its Affiliates of the Appendix IV Products to unaffiliated third parties in the Territory (but not including sales between WCCI and its Affiliates) less sales returns and allowances, including trade, quantity and cash discounts and any other adjustments, including those granted on account of price adjustments, billing errors, rejected goods, damaged goods, Recalls, returns, rebates, chargeback rebates, fees, reimbursements or similar payments granted or given to wholesalers or other distributors (including retailers), buying groups, health care insurance carriers or other institutions, freight and insurance charges billed to the customers, customs or excise duties, sales tax and other taxes (except income taxes) or duties relating to sales, and any payment in respect of sales to any Governmental or Regulatory Authority in respect of any

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Federal or state Medicaid, Medicare or similar program, all as determined in accordance with generally accepted accounting principles on a basis consistent with WCCI’s audited financial statements, provided, however, that the deductions from aggregate sales described above shall in no event exceed eight percent (8%) of the gross adjusted price.

1.28	“Party” shall mean WCCI or LEO, as the case may be, and “Parties” shall mean WCCI and LEO.

1.29	“Patents” shall mean the patents and patent applications owned and controlled by LEO and listed in Appendix III hereto, together with any reissues, extensions, substitutions, confirmations, registrations, revalidations, additions, divisions, continuations, or continuations-in-part, of or to the aforesaid patents and patent applications and/or any patents issuing thereon, and any other patents owned by, or licensed to LEO in the Territory which, in the absence of a license, would be infringed by the Manufacture, use, sale, offer for sale, import, storage or distribution of Products.

1.30	“Person” shall mean any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental or Regulatory Authority or other entity or organization.

1.31	“Product” or “Products” shall mean any (i) pharmaceutical formulations containing calcipotriol (calcipotriene) as the only active pharmaceutical ingredient (other than the Dovonex® Products) and (ii) pharmaceutical formulations containing calcipotriol (calcipotriene) and steroid (including the Appendix IV Products), in each case, in any form including, but not limited to, an ointment, cream, gel, solution, foam, mousse or liquid, whether such formulation has been developed, is being developed or may be developed in the future.

1.32	“Registrations” shall mean the authorization to sell the Product in the Territory as granted by the FDA or other relevant Governmental or Regulatory Authority.

1.33	“Specifications” shall mean the specifications and procedures for Manufacturing the Product as contained in the Registration for the Product and any additional specifications as are mutually agreed upon by the parties hereto in writing, including all stability requirements set forth therein.

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1.34	“Technical Information” shall mean all information in the possession of LEO and/or its Affiliates, and the information transferred from BMS to WCCI, regarding preclinical, chemical-pharmaceutical and clinical data or other scientific information (including Specifications, master batch records, analytical methods including validation protocol and the drug master file), or secret know-how about the Products including, but not limited to marketing know-how and show-how or uses for the Product in the possession of LEO regarding the Product necessary for WCCI to fulfil its obligations under the Agreement.

1.35	“Territory” shall mean the fifty (50) states of the United States of America, the District of Columbia, its territories and current possessions.

1.36	“Trademark” shall mean the trademark Dovobet® owned by LEO, or any other trademark LEO may select for the Products, such Trademarks to be owned by LEO.

1.37	“WCCI Information” shall mean any information (including, but not limited to, technical improvements, financial and marketing information) developed, made and/or generated by WCCI relating to and made as a result of its work with the Products.

II - RIGHTS

2.1	Grant. LEO hereby grants WCCI, and WCCI accepts from LEO, subject to the terms, conditions and provisions of this Agreement, an exclusive license subject to Article 7.1, with the right to sublicense to WCCI’s Affiliates, under the Trademark, Patents and Technical Information owned by, or licensed to, LEO to import, store, distribute, use, sell and offer to sell the Products in the Territory. For the avoidance of doubt, the Parties agree that the rights granted to WCCI herein expressly include exclusive rights relating to (i) the Appendix IV Products whether or not (x) LEO determines in accordance with Article 3.1 that it is economically unfeasible to proceed with the development of such products or (y) the Parties mutually agree to proceed with the development following such determination and (ii) the Product line extensions whether or not the Parties mutually agree to pursue their development in accordance with Article IV. Subject to Article 4.1, the Parties acknowledge and agree that they will (i) discuss the development of the Product line extensions in good faith, (ii) use commercially reasonable judgment in

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determining whether or not to enter into agreements with the other Party to pursue the development of any Product line extension and (iii) negotiate in good faith with respect to such development agreements.

The Parties acknowledge that in connection with WCCI’s efforts to market and sell the Products in the Territory, it is necessary for WCCI to establish Internet websites with domain names containing the word “dovobet” or other Trademarks (collectively, the “Product Websites”). As promptly as practicable following the execution of this Agreement, the Parties shall cooperate to develop a mutually acceptable strategy with respect to establishing the Product Websites including, without limitation, the negotiation and execution of mutually acceptable domain name license agreements if necessary to effectuate such strategy.

2.2	LEO, its Affiliates and its partners having rights to the Products outside of the Territory (“Product Licensees”) will be free to use WCCI Information (other than confidential financial information regarding WCCI), but shall be subject to the same confidentiality obligations set forth in Article XI.

III - DEVELOPMENT – 80185/80190

3.1	LEO shall be responsible for the development of LEO 80185 and LEO 80190 for the indications described in Appendix IV (the “Indications”), including, without limitation, performing any preclinical, clinical and other scientific studies necessary to obtain approval of the FDA to each NDA for the Indications (collectively, the “80185/80190 Development”). LEO shall develop the Appendix IV Products in the pack sizes set forth in Appendix X hereto. LEO shall bear all costs and expenses associated with the 80185/80190 Development including, without limitation, costs in relation to obtaining NDA approval; provided that if FDA requirements make development of any Product under the 80185/80190 Development, in the reasonable judgement of LEO, economically unfeasible, the Parties will meet to discuss in good faith if and how to proceed with regard to development of such Product including whether to continue or discontinue such development and the implications of such decision. In connection with the 80185/80190 Development, LEO shall provide WCCI with regular status reports and shall timely communicate to WCCI any significant discussions or decisions that occur during internal (eg, project teams) and external (eg, FDA authorities) meetings related to such development.

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3.2	LEO cannot guarantee that an NDA and/or a marketing authorization can be obtained for any Product.

IV - DEVELOPMENT – LINE EXTENSIONS

4.1	Promptly following the execution of this Agreement and at regular intervals (at least semi-annually) thereafter, the Parties shall meet and discuss in good faith the development of line extensions for Products including, without limitation, foam delivery systems for the Products (each, a “Line Extension Development”). In the event the Parties agree to conduct a Line Extension Development, the Parties shall agree in a separate agreement how the clinical and product development costs will be shared by the Parties. LEO will assume such development and manufacturing responsibilities unless otherwise agreed by the Parties.

4.2	If LEO assumes the development responsibilities with respect to any Line Extension Development, LEO will own all rights including, but not limited to, any intellectual property rights, arising out of such development. If LEO does not assume the development responsibilities with respect to any Line Extension Development, LEO and WCCI shall discuss in good faith the possible development by WCCI. If WCCI assumes the development responsibilities with respect to any Line Extension Development (i) the Parties shall discuss in good faith intellectual property issues and optimal development timelines and (ii) WCCI shall (x) buy the active pharmaceutical ingredients (“API”) from LEO and (y) use the relevant technical and preclinical data owned by LEO (the “LEO Data”). Subject to the last sentence of Article 8.1, WCCI shall pay a royalty for use of the LEO Data in an amount to be agreed by the Parties at the time of such use. Subject to the last sentence of Article 6.2, LEO will supply and WCCI will buy its entire needs of such API from LEO at a purchase price to be agreed upon at the time of each Line Extension Development conducted by WCCI. If LEO does not Manufacture the Finished Product(s) with respect to any Line Extension Development, LEO and WCCI shall discuss in good faith the Manufacture of such Finished Product(s) by WCCI.

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V - STUDIES

5.1	WCCI shall not perform any pre-clinical or clinical studies, seeding trials, observational studies or any other pre or post marketing studies relating to the Products, without the prior written consent of LEO and the prior written approval of the protocols by LEO, such consent and approval not to be unreasonably withheld. Products to be used in any such studies shall be delivered by LEO to WCCI at a price equivalent to 75% of the purchase price as defined in Article 6.2. The performance, funding and use of data and results related to certain of such studies and trials are further described in Article 3 of Addendum I to the Master Agreement, which are hereby incorporated by reference in this Agreement and which are hereby deemed to be part of this Agreement.

VI - SUPPLY OF FINISHED PRODUCTS

6.1	Supply. In order to ensure the quality of the Products to be sold by WCCI, WCCI shall purchase from LEO, and LEO shall supply to WCCI, according to supply conditions set forth in this Agreement, either from LEO or from such other sources as LEO shall authorise subject to Article 6.9.1(b), WCCI’s total requirements of the Products for use and sale for the term of this Agreement, it being understood that LEO shall have no obligation to supply a Product (other than clinical supplies) and WCCI shall have no obligation to purchase a Product unless and until a Registration is granted with respect to such Product. For the avoidance of doubt, if and when a Registration is granted for an Appendix IV Product, subject to the terms, conditions and provisions of this Agreement, WCCI shall have the obligation to market and sell such Product in the Territory.

6.2	Purchase Price. The purchase price will be a percentage calculated on the Net Sales of Product sold by WCCI or its Affiliates in the Territory calculated as follows for the first period, i.e. the period running from the Effective Date until the end of the calendar year in which the Agreement becomes effective and the subsequent periods of twelve (12) months (calendar years):

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Payment Rate (Supply)	Annual Net Sales (of Dovobet® ointment)	Annual Net Sales of Dovobet® ointment and one additional Appendix IV Product/ Indication once such Product/ Indication is launched	Annual Net Sales of Dovobet® ointment and two additional Appendix IV Products/ Indications once such Products/ Indications are launched	Annual Net Sales of Dovobet® ointment and three additional Appendix IV Products/ Indications once such Products/ Indications are launched	Annual Net Sales of Dovobet® ointment, and four additional Appendix IV Products/ Indications once such Products/ Indications are launched
25%	Less than USD 50 million	Less than USD 75 million	Less than USD 100 million	Less than USD 125 Million	Less than USD 125 million

22.5%	USD 50 million or more and less than USD 100 million	USD 75 million or more and less than USD 125 million	USD 100 million or more and less than USD 150 million	USD 125 million or more and less than USD 175 Million	USD 125 million or more and less than USD 175 million
20%	USD 100 million or more	USD 125 million or more	USD 150 million or more	USD 175 million or more	USD 175 million or more

It is understood that LEO has no obligation to deliver Products at a floor price below four (4) times the LEO group variable cost at all times (raw materials, packaging materials including art work, energy, labour etc.) of the Manufacture of the Products.

The amount of the supply payment for other Products than the Appendix IV Products at the Effective Date shall be mutually agreed upon by the Parties on a Product by Product basis; provided that the payments shall be calculated on a basis substantially similar to the configuration above.

6.3	Invoicing. LEO shall issue an invoice with each shipment of Products pursuant to this Agreement and WCCI agrees to pay such invoice in immediately available funds within end of month + thirty (30) days from the date of invoice. Invoicing and payments for Products shall be denominated in United States Dollars. Payment shall be made to an account designated by LEO in writing. The supply price of Products reflects shipping terms of FCA [Site of Production] (ICC Incoterms 2000).

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6.3.1 Invoice Adjustments. Because the Purchase Price is based on Net Sales and will not be known precisely at the time of shipment of Products by LEO, such invoice price shall reflect an estimated Purchase Price agreed by the Parties.

Each year on 1 August (and as promptly as practicable after the date hereof with respect to 2006), the Parties shall mutually agree on an invoice price for the following calendar year based on the expected Net Sales and on 1 January the invoice price of the stock of Products at WCCI will be adjusted to the new invoice price agreed for that new year.

Adjustments to correct the invoiced amount shall be made quarterly following receipt of information on the actual Net Sales realized on the sale of Products during the applicable period.

WCCI shall render to LEO, within sixty (60) days after the end of each calendar quarter, a detailed report setting forth Net Sales for the preceding calendar quarter, the corresponding units by SKU represented by such Net Sales, the manner in which Net Sales have been calculated, as well as a calculation of said adjustments to invoice prices. Settlement is to take place at the time of delivery of the report.

Any payment made by WCCI hereunder after the date such payment is due, shall bear interest at the lesser of: (a) one and one half percent (1.5%) per month or (b) the maximum rate permitted by applicable law. The interest on late payments shall be calculated from the date payment was due until such payment is received by LEO.

The provisions set forth in this Article 6.3 that are necessary to perform the adjustments described herein following the termination or expiration of this Agreement shall survive such termination or expiration.

6.4	Forecasts/Firm Orders.

(a) To the extent possible, taking into account the Registration process, as soon as practicable prior to the Effective Date, WCCI will provide LEO with a firm order for the period from the Effective Date up to and including the end of the fourth full month following the Effective Date. LEO will supply the quantities set forth in such

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firm order in accordance with the delivery schedule set forth therein, and to the extent such firm order is not sufficient to meet WCCI’s actual requirements of the Product for such period, LEO will use commercially reasonable efforts to supply WCCI with its requirements beyond the amounts specified in such firm order.

To the extent possible, taking into account the Registration process, as soon as practicable prior to the Effective Date, or if not possible, as soon as practicable after the Effective Date, WCCI shall provide to LEO final specifications for the labelling and packaging of each presentation of the Products identifying LEO as the manufacturer of the Product and WCCI as the distributor thereof, including all necessary photo-ready art (or its substantial equivalent). WCCI understands and acknowledges that the lead time for the first shipment of Product following the receipt of such final specifications shall be four (4) months.

For supplies thereafter, firm orders shall be filled by LEO in accordance with the firm orders placed by WCCI pursuant to Article 6.4(b).

(b) LEO will within five (5) working days following the end of each calendar month receive from WCCI a rolling forecast covering twenty four (24) months of which the first four (4) months must be covered by firm orders (consisting of the then current month and the following three (3) months). LEO shall, to the best of its ability, supply to WCCI the exact amount of Finished Products that WCCI has ordered. WCCI accepts that a variation in deliveries of +/- ten percent (10%) may occur. If LEO does not deliver Finished Products at the delivery dates stated in the respective firm order for technical reasons, LEO shall immediately inform WCCI. Both Parties will agree to a postponement or cancellation of the firm order affected. In the event of a postponement, LEO shall deliver within four weeks of the original delivery date. If LEO does not deliver Finished Products at the delivery dates stated in the respective firm order (or at a date otherwise agreed upon with WCCI) for any reason other than technical reasons, LEO shall deliver within four weeks of the original delivery date. Subject to timely supply by LEO pursuant to Article 6.4(b), WCCI shall maintain at least two (2) months’ inventory of the Product (two (2) month’s inventory of each stock keeping unit (SKU)).

If this Agreement is terminated, and such termination results from the breach of WCCI, then any amounts owed by WCCI to LEO in respect of firm orders as of the date of termination must be paid by WCCI.

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(c) The batch-size and minimum order quantity per delivery shall be as set forth in Appendix V hereto.

6.5	Delivery. All shipments shall be shipped to such named place as WCCI shall with reasonable notice designate in writing, and will be in accordance with the delivery instructions and with the specifications for shipping and packing included with each purchase order. Delivery will be made by LEO to a common carrier as WCCI shall direct or to any special carrier which WCCI shall designate, along with a certificate of compliance and analysis in accordance with Article 6.9.12. All risk of loss, delay or damage in transit after delivery to such carrier shall be borne by WCCI. WCCI shall pay freight and insurance on all such shipments and all customs brokers’ fees.

6.6	Controlling Provisions. In ordering and delivering, WCCI and LEO may employ their standard forms, but nothing in those forms shall be construed to modify or amend the terms of this Agreement and in case of conflict herewith, this Agreement shall control.

6.7	Acceptance of Shipments.

6.7.1 Initial Acceptance. After receipt of a Product shipment, WCCI shall, within thirty (30) days, visually inspect the Product shipment and communicate acceptance or rejection to LEO in writing. The Parties agree that WCCI’s visual inspection consists of (i) comparing the applicable order against the documentation accompanying the shipment to verify that the delivery date, identity, quantity and exterior shipment labelling comply with the order and (ii) visually inspecting the exterior of the Product shipment to verify that the shipment appears to be in good condition.

6.7.2 Return and Replacement. Any quantities of the Products that are rejected and/or returned by WCCI in accordance with this Agreement and the rejection has been accepted by LEO shall be returned to LEO at the expense of LEO and at WCCI’s option (a) shall be replaced by LEO as quickly as possible at LEO’s sole expense and the payment in respect of such quantities postponed until such replacement quantities are received and accepted by WCCI or (b) LEO shall refund any amounts paid in respect of such quantities to WCCI.

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6.7.3 Independent Verification. If LEO does not agree to the rejection of the Product the Parties will seek the opinion of an independent laboratory reasonably acceptable to both Parties, whose opinion shall be final and binding. The expenses for such expert opinion shall be borne by the Party shown to be wrong, or, if the expert cannot identify the responsible Party, then the Parties shall share equally the expenses connected with the expert and the expenses connected with the Products rejected and/or returned.

6.8	Representations, Warranties and Covenants of WCCI. WCCI hereby represents, warrants and covenants to LEO as follows:

6.8.1 Packaging Components. Subject to Article 6.9.8, WCCI shall provide LEO with all artwork or other material developed or produced by WCCI for product labels, product inserts and other printed packaging material. All such art work and other material shall be consistent with the LEO Product Concept wherever and whenever legally possible. WCCI shall be responsible for ensuring that Product labels and Product inserts that it provides pursuant to Article 6.9.8, and any other printed materials it provides, comply with all applicable Laws and with conditions set forth in the Registration. LEO has the right to purchase packaging components for six (6) months’ use based on the forecasts delivered at the time when LEO purchases and WCCI shall reimburse LEO for costs involved in connection with discarded components due to changes wanted by WCCI in such components. The same applies if sale of a package size is discontinued, including, but not limited to, in case of termination of this Agreement by LEO due to a breach by WCCI, but excluding discontinuation or withdrawal in the case of termination of this Agreement by WCCI due to a breach by LEO.

6.8.2 Storage. WCCI represents and warrants that Products delivered hereunder will be stored in full accordance with the applicable Laws in the Territory, and with the instructions given by LEO, and the national health authorities in the Territory. LEO has the right at any time during normal business hours, upon reasonable notice, to audit premises used by WCCI for holding and storage of Products in Territory and examine those parts of the premises, procedures and documentation involved in the activities of this Agreement.

6.8.3 Changes in Product Labels and Printed Materials. In the event that WCCI requests changes in product labels, printed packaging materials or packaging

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inserts for Products and LEO has components for such materials in stock that it has purchased specifically for such Product that can no longer be used as a result of such changes, WCCI shall have the obligation to purchase the lesser of (a) all of the LEO stock of such components and (b) six months supply of the LEO stock of such components, at cost. WCCI shall give LEO at least four (4) months’ notice in advance of any changes required to be made to the packaging materials. In case of termination of this Agreement, caused solely by WCCI’s breach, WCCI shall reimburse LEO the cost of all packaging materials in stock, purchased specifically for the Products, at the time of such termination.

6.8.4 Repackaging. WCCI is not allowed to repack the Products or in any way change the original packaging of Products.

6.9	Representations, Warranties and Covenants of LEO. LEO hereby represents, warrants and covenants to WCCI as follows:

6.9.1 Valid Manufacturing Authorization. (a) LEO owns a valid Manufacturing Authorization issued by the relevant Governmental or Regulatory Authority.

(b) LEO shall not make changes or take actions which will require WCCI to amend any Registration including but not limited to transfer of any Product to alternative manufacturing facilities or changes in or replacement of equipment or a change in the Specifications, without the prior written consent of WCCI, which consent shall not be unreasonably withheld; provided that such amendment is for good reason, and any costs relating to such change or action shall be at the sole expense of LEO.

6.9.2 Conformity with Specifications and Laws. Each Product delivered by LEO to WCCI hereunder has been Manufactured using a process that has been validated in accordance with current Good Manufacturing Practices and has been Manufactured in compliance with the Specifications for such Product and with current Good Manufacturing Practices and all Laws with respect to the Manufacture of each Product. Each Product conforms to any further affirmation of fact as may be made on or in any other documentation associated with or related to such Products.

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6.9.3 Creation and Retention of Records. LEO shall be responsible for creating and retaining all records relating to Manufacturing, analysis, testing and release of materials, production and quality control (including in-process controls) for each Product, all in accordance with current Good Manufacturing Practices and shall provide copies to WCCI upon its reasonable request.

6.9.4 Stability Studies. LEO shall conduct relevant stability studies on each Product to assure validity of such Product for its shelf life in accordance with the requirements set forth in the NDA with respect to such Product.

6.9.5 Raw Materials and Products Provided by LEO. Except as otherwise specifically agreed between the Parties in writing, LEO shall be responsible for procuring all raw materials and other components for each Product. All raw materials and components procured by LEO and used in the Products shall be tested (by LEO or the supplier thereof) to assure that they meet applicable Specifications and quality standards.

6.9.6 Packaging Material. Unless required by Law no changes may be made by LEO to the packaging material for any Product without the prior written consent of WCCI. If changes are required by Law LEO shall consult with WCCI prior to the implementation of such changes.

6.9.7 Storage. LEO shall store the raw materials, excipients, packaging articles, intermediate products and the Products under such conditions that the quality of such materials and the Products Manufactured therefrom are not affected.

6.9.8 Approval of Product Labels, Printed Packaging Materials and Inserts. Prior to the first production of each Product for WCCI, LEO shall provide WCCI with information regarding the possible dimensions and parameters of product labels, printed packaging materials and inserts. Unless required by Law LEO will make no change to Product labels or Product inserts, submitted by WCCI in accordance with Article 6.8.1, without the prior written approval of WCCI. If changes are required by Law LEO shall consult with WCCI prior to the implementation of such changes.

6.9.9 Reference Samples. LEO shall retain reference samples from each batch of Finished Products for the period of time required by applicable Law after the expiry date. Finished Products will be kept in their final packaging and stored

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under the recommended conditions. Samples of starting materials (other than solvents, gases and water) will be retained for the period of time required by applicable Law after the expiry date of the corresponding Finished Product. LEO shall retain samples sufficient to conduct at least two (2) re-examinations and an annual evaluation. LEO shall make reference samples available for inspection, testing, analysis and examination by WCCI and any relevant Governmental or Regulatory Authority, promptly upon request of WCCI.

6.9.10 Validation.

(a) The equipment and facilities used for Manufacturing must be validated and qualified by LEO in accordance with current Good Manufacturing Practices. The results must be documented in writing.

(b) In the event that changes in the Manufacturing process or in the Specifications take place pursuant to this Agreement, LEO shall perform such validations or revalidations as may be required by current Good Manufacturing Practices or reasonably requested by WCCI in writing.

6.9.11 Control Tests.

(a) LEO shall perform all control tests set forth in the Specifications. LEO shall confirm compliance in the form of a statement on each certificate of analysis which follows the goods.

(b) At WCCI’s reasonable request, LEO shall make samples from each batch available to WCCI. If control tests which WCCI elects to have carried out on the samples or the Products reveal any failure thereof to comply with the Specifications, WCCI shall promptly notify a named qualified person of LEO of said failure. In the event that the results of such control tests performed by WCCI shall differ from findings of LEO and no mutual agreement can be reached in respect thereof, then the Parties shall jointly designate an independent laboratory for the purpose of having that sample or Product subjected to a third control test as promptly as practicable. Should non-compliance of the Product in question be confirmed by such outside control, LEO undertakes to refund any payment already made to it with respect to such non-complying Product and to bear the cost of the third control test by such outside laboratory and replace such non-complying

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Product in accordance with Article 6.7. LEO shall bear the full cost of proper destruction of any non-complying Product. Should compliance of the Product in question be confirmed by such outside control, WCCI undertakes to bear the cost of such third control test and to pay for the Products in question. If the outside control is unable to determine conclusively whether the Product in question is in compliance or not, the Parties shall share equally the expenses connected with the outside control and the expenses connected with the replacement and destruction of the allegedly non-complying Product.

6.9.12 Batch Release. LEO shall ensure that each Product has been Manufactured in compliance with the requirements of the Registration and shall release only batches accompanied by a certificate of compliance and analysis signed by a qualified person of LEO that the Product has been Manufactured by LEO according to the Specifications and that LEO is committed to inform WCCI in the event of any change in the Manufacturing process or in the analytical specification, in accordance with the terms of this Agreement, and of any noted incident occurring during the Manufacture of the Product. In preparing the certificate of compliance and analysis, a qualified person of LEO shall take into account analytical results, essential information such as the production conditions, the results of in-process controls and the examination of Manufacturing documents. LEO shall create and retain records relating to each batch of the Product Manufactured hereunder in accordance with applicable Law.

6.9.13 LEO Resources. LEO has and will provide during the term of this Agreement appropriately qualified and trained personnel, adequate premises and space, suitable equipment and services, correct materials, containers and labels, suitable storage and the knowledge and experience to carry out satisfactorily the supply of Finished Product to WCCI.

6.9.14 Key Personnel. LEO shall provide WCCI with a list of its Key Personnel for QC release along with specimens of their signatures or other appropriate identifiers such as electronic identification codes subject to adequate security measures and shall keep WCCI informed as to changes in its Key Personnel from time to time.

6.9.15 Quality. LEO shall refrain from any activity that will adversely affect the quality of any of the Products Manufactured for WCCI.

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6.9.16 Quality Audit. LEO shall make that portion of its manufacturing facilities where the Products are Manufactured, including all records and reference samples related to the Products, available for inspection by WCCI and representatives of applicable Governmental or Regulatory Authorities during business hours. Records made available for inspection hereunder shall include all records relevant to assessing the quality of a product in the event of a complaint or a suspected defect. Inspections by WCCI shall be conducted only by a duly authorized representative of WCCI or the relevant Governmental or Regulatory Authority and shall be limited to determining whether there is compliance with current Good Manufacturing Practices, the Registration and other requirements of this Agreement and of applicable Law. In addition, the Parties agree that a member of WCCI’S pharmaceutical quality assurance team may be present at all such inspections. In the event such representatives conclude that any non-conformity with such requirements is continuing, the Parties shall use their respective best efforts to resolve the issue as quickly as possible.

6.9.17 Environmental; Health and Safety Matters.

(a)	LEO shall perform all of the services provided herein in compliance with all environmental Laws and shall be solely responsible for all environmental Losses at sites controlled by LEO.

(b)	LEO shall be solely responsible for implementing and maintaining health and safety procedures for the Manufacture, generation, packaging, handling and storage of the raw materials, hazardous materials, waste, packaging components and Products as provided herein. Such procedures shall comply with all relevant environmental Laws. WCCI shall have no responsibility for developing, implementing or overseeing health and safety programs at LEO.

6.10	As soon as possible and no later than three (3) months following the Effective Date, LEO and WCCI will enter into a Quality Agreement substantially in the form of Appendix VI. Until such agreement has been signed, the terms of Appendix VI shall apply. To the extent of any conflict or inconsistency between this Agreement and such Quality Agreement, the terms of this Agreement shall control, unless otherwise agreed to in writing between the Parties.

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6.11	Dovobet® ointment shall have a minimum shelf life of sixteen (16) months from the date of shipment. The Parties shall agree upon the shelf life for each other Product on or prior to the filing of an NDA for such Product.

6.12	Notice of Noted Incidents and Abnormal Results. The Parties shall promptly inform each other in writing of any incident that would be reportable to the applicable Governmental or Regulatory Authority.

VII - MARKETING

7.1	WCCI shall use commercially reasonable efforts to market the Products in the Territory. WCCI shall bear all of the cost and expense of advertising and promoting the Products in the Territory. WCCI’s advertising and promotional materials shall be in accordance with the claims approved by the FDA and in accordance with the LEO Product Branding wherever and whenever legally possible, it being understood that LEO shall provide WCCI with reasonable advance notice of any changes to the LEO Product Branding. WCCI shall not use any advertising or promotional materials, which are not consistent with the basic statements of LEO regarding the Products. The respective departments within LEO and WCCI will communicate to discuss any relevant issues regarding basic statements. WCCI shall provide LEO with samples of its promotional material.

Regular meetings will be held between WCCI and LEO in order to discuss the ongoing business. WCCI shall annually prepare a business plan for the forthcoming calendar year. The business plan shall contain a forecast of sales based on market information data and allocation of resources. WCCI shall deliver a draft business plan by 1 August and a final business plan by 30 October of each successive calendar year. The Parties shall discuss each such business plan at a meeting to be held no later than 15 September of each year, and WCCI shall in good faith take into account changes to such business plan recommended by LEO.

WCCI shall provide LEO with quarterly market updates. WCCI and LEO shall at the above mentioned business plan meeting in September each year agree upon minimum sales for the ensuing year, taking into account, among other things, market conditions, regulatory issues and competition. If WCCI and LEO are unable to agree upon minimum sales or any other matter to be agreed under this Agreement, the matter shall be referred to the Chief Executive Officers of each

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Party for good faith resolution. If the Chief Executive Officers of each Party are unable to agree upon minimum sales within 45 days the minimum sales will be fixed by an independent third party acceptable to both Parties, the cost of such third party to be shared equally by the Parties. In the event of circumstances that change the assumptions made at the time the minimum sales were agreed, e.g., introduction of a generic of the Product or serious limitations in the use of the Product for psoriasis become apparent, then the Parties shall meet in good faith and adjust the minimums.

If WCCI is unable to achieve the agreed minimum sales then this Agreement can be made non-exclusive upon 90 days’ written notice to WCCI, provided, however, that WCCI shall be permitted during such 90 day period to pay an amount equal to the shortfall between the minimum purchase quantities and the actual quantity of Product purchased, and upon such payment to avoid the conversion of this Agreement to a non-exclusive agreement.

7.2	Reasonable quantities of Product samples required in accordance with WCCI’s marketing plans will be delivered at the sample price. At the time of signing of this Agreement the sample price for Dovobet® ointment is two thirds (2/3) of the supply price otherwise applicable for the corresponding smallest sales package of Dovobet® ointment (3 gram tubes). The minimum sample price for such a 3 gram tube is 0.59 USD. The minimum sample price shall be adjusted for inflation once each year effective 1 January, in an amount equal to the increase according to the latest update in the official “Summarisk lønindeks for den private sektor i Danmark” (Danish Index of Average Earnings by Industry in the Private Sector), see www.dst.dk. As for other Products the Parties shall agree upon the sample price when an NDA has been filed for such a Product at the latest. Any such sample price shall be similarly discounted from the applicable supply price.

7.3	Within five (5) working days following the end of any calendar month WCCI shall send to LEO a sales and stock report in a form that LEO may from time to time specify, showing in respect of each particular size and type of Products the number of and the value in USD of units sold during the previous calendar month, the stock of Products and monthly sales forecasts for the following twenty-four (24) months.

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7.4	WCCI shall keep its accounts updated in such a manner that control of sales of the Products and other WCCI Information regarding payment can be made by LEO who shall be entitled to audit WCCI’s accounts in accordance with Article 8.3.

7.5	WCCI shall keep LEO currently informed of any relevant new developments in the pharmaceutical market in the Territory, e.g. changes in governmental policies which may affect the Registrations obtained or applied for, import and sales of the Products, competitors’ activities and attitudes among the medical profession. Further, the Parties shall keep each other fully informed about all new information relevant for Products in the Territory.

WCCI shall also keep LEO informed of WCCI’s chains of distribution for Products in the Territory.

VIII - ACCOUNTING AND ROYALTY PAYMENT

8.1	In consideration of the rights granted in Article II WCCI shall pay to LEO a royalty calculated on the Net Sales of Products sold by WCCI or its Affiliates in the Territory in consideration of the Patent, Technical Information and Trademark licenses granted by LEO to WCCI in Article II.

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The royalty rate will be calculated as follows for the first period, i.e. the period running from the Effective Date of the Agreement until the end of the calendar year in which the Agreement becomes effective, and the subsequent periods of twelve (12) months (calendar years):

Payment Rate (Royalty)	Annual Net Sales (of Dovobet® ointment)	Annual Net Sales of Dovobet® ointment and one additional Appendix IV Product/ Indication once such Product/ Indication is launched	Annual Net Sales of Dovobet® ointment and two additional Appendix IV Products/ Indications once such Products/ Indications are launched	Annual Net Sales of Dovobet® ointment and three additional Appendix IV Products/ Indications once such Products/ Indications are launched	Annual Net Sales of Dovobet® ointment and four additional Appendix IV Products/ Indications once such Products/ Indications are launched

15%	Less than USD 50 million	Less than USD 75 million	Less than USD 100 million	Less than USD 125 million	Less than USD 125 million

12.5%	USD 50 million or more and less than USD 100 million	USD 75 million or more and less than USD 125 million	USD 100 million or more and less than USD 150 million	USD 125 million or more and less than USD 175 million	USD 125 million or more and less than USD 175 million

10%	USD 100 million or more	USD 125 million or more	USD 150 million or more	USD 175 million or more	USD 175 million or more

The royalty rate for Products other than the Appendix IV Products shall be mutually agreed upon by the Parties on a Product by Product basis; provided that the rates shall be calculated on a basis substantially similar to the configuration above.

8.2	The report rendered by WCCI pursuant to Article 6.3.1 shall also include a calculation of royalty payments due pursuant to Article 8.1 for the preceding calendar quarter, such royalties to be paid at the time of delivery of the report.

8.3	WCCI agrees to keep accurate records in sufficient detail to enable the royalties payable hereunder and the invoice adjustments as mentioned in Article 6.3.1 to be determined, and upon the request of LEO, shall permit an independent, certified public accountant selected by LEO (except one to whom WCCI has some reasonable objection), at the sole expense of LEO, to have access during ordinary business hours to WCCI’s records (a) to determine the correctness of any report and/or payments made under this Agreement or (b) to obtain information as to the royalty payable for any such period in case of WCCI’s failure to report or pay pursuant to this Agreement. Notwithstanding the prior sentence, in the event such

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inspection discloses that any payments made to LEO pursuant to Articles 8.1 or 6.3 hereunder for any accounting period were deficient by more than 5%, WCCI shall reimburse LEO for the cost of such inspection. This right of review shall terminate three (3) years after receipt by LEO of WCCI’s quarterly account. Said accountant shall not disclose to LEO any information other than information relating to the accuracy of the reports and payments made under this Agreement and in no event are the quantities and prices to individual customers to be disclosed to LEO.

8.4	Royalties shall be computed upon Net Sales sold by WCCI and shall be remitted in United States Dollars via bank transfer to an account designated by LEO in writing.

8.5	If Laws require withholding of taxes imposed upon LEO on account of royalties accruing under this Agreement, such taxes will be deducted by WCCI from such remittable royalty and will be paid by WCCI to the proper taxing authority. Proof of payment shall be secured and sent to LEO as evidence of such payment.

8.6	In no case shall the sums received by LEO as royalties for sale of Products be returned to WCCI unless found to be in error.

IX - PATENT PROTECTION AND VALIDITY

9.1	LEO agrees to prosecute and maintain the Patents within the Territory and shall (i) consult in good faith with WCCI regarding such prosecution and maintenance on a regular basis and (ii) provide WCCI with copies of draft patent applications and consider in good faith any comments provided by WCCI thereon.

9.2	LEO agrees to use commercially reasonable efforts to prevent infringement of the Patents and WCCI, to the extent it has knowledge, shall notify LEO of any such infringement. When a third party, in WCCI’s opinion, infringes the Patents and the infringement is expected to constitute a substantial unlicensed competition, WCCI shall provide LEO with any available evidence of the infringement. LEO shall use all reasonable measures, whether by Action or Proceeding or otherwise to prevent such infringement. All costs and expenses of such Action or Proceeding or other activity, unless collected from the third party against which the same is brought, shall be borne by LEO. WCCI shall, at the request of LEO, co-operate with LEO in all respects including, but not limited to, making available to LEO or its legal representative, all relevant papers, records, information, samples, specimens, and

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the like. WCCI shall use its commercially reasonable efforts to cause any of its employees to testify when requested by LEO. Any monetary recovery obtained by LEO as the result of such Action or Proceeding, by settlement or otherwise, shall after deduction of costs and expenses involved in such a proceeding be shared equally by the Parties. LEO shall provide WCCI with regular updates concerning any infringement of its patents by a third party including, without limitation, relevant correspondence, court filings, analysis and information and shall consult in good faith with WCCI regarding its efforts to prevent such infringement.

X - THIRD PARTIES INTELLECTUAL PROPERTY CLAIMS

10.1	If an Action or Proceeding is filed by any third party against WCCI as defendant alleging that WCCI’s operation under the licensed Patents, Trademark and/or the Technical Information constitutes an infringement of the intellectual property rights of the said third party, LEO, upon WCCI’s request, shall use its best efforts to make available to WCCI any relevant records, papers, expert information, samples, formulae and the like, and shall co-operate in such defence with WCCI as may be reasonably requested by it.

10.2	In case of such Action or Proceeding or threat thereof, WCCI shall notify LEO promptly. Should WCCI decide not to take up the defence, LEO may at its sole discretion take up the defence itself, but is under no obligation to do so. If and when LEO takes up a defence WCCI shall, upon the request of LEO, assist LEO to the best of its ability with legal and technical advice and assistance, evidence and documentation. Fifty percent (50%) of the royalty payments necessitated by a settlement may be deducted from WCCI’s obligation under Article 8.1, provided that this deduction does not reduce the royalty payments in Article 8.1 by more than fifty percent (50%). However, WCCI shall consult with LEO in case such settlement may involve other payments.

10.3	This Agreement is deemed to continue in full force, including WCCI’s obligation to pay full royalty during a pending action or proceeding instituted by third party due to WCCI’s working under licensed Patent or Trademark rights and/or Technical Information granted hereunder. However, for as long as such action or proceeding is pending WCCI shall escrow the royalty due in a bank acceptable to LEO. If WCCI is ultimately held liable to any third party who brings suit, then WCCI can deduct any payments made to said third party in the form of damages or royalty payments from the above escrow account and then from its obligation under Article 8.1.

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XI - CONFIDENTIALITY

11.1	The confidentiality provisions of the Confidentiality Agreement (excluding Article 9 of the Confidentiality Agreement – Governing Law and Venue) are hereby incorporated by reference in this Agreement and are hereby deemed to be part of this Agreement.

11.2	For the avoidance of doubt, this Agreement and the existence and terms of the Agreement are regarded as Confidential Information (as defined in the Confidentiality Agreement). Notwithstanding anything to the contrary set forth herein or in the Confidentiality Agreement, WCCI and its Affiliates may disclose Confidential Information relating to this Agreement including, without limitation, the existence and terms of this Agreement (i) in a filing with the United States Securities and Exchange Commission (the “SEC”) or any securities exchange if such disclosure is required pursuant to applicable Law, (ii) in any documentation provided to the United States Patent and Trademark Office for the purpose of recording the license granted to WCCI hereunder, (iii) to any third party if such Confidential Information is part of a report of the information that would be required to be contained in a report on Form 8-K, a quarterly report on Form 10-Q or an annual report on Form 10-K if WCCI were required to file such form with the SEC, or (iv) to a third party on a confidential basis if such disclosure is otherwise required pursuant to (x) the Credit Agreement dated as of January 18, 2005 among Warner Chilcott Holdings Company III, Limited and certain of its subsidiaries, Credit Suisse First Boston and the other lenders party thereto or (y) the Indenture dated as of January 18, 2005 between Warner Chilcott Corporation and Wells Fargo Bank, National Association; provided that WCCI shall provide LEO with a copy of the information relating to this Agreement that will be disclosed in advance of such disclosure (other than the Agreement itself).

XII - REGISTRATIONS

12.1	LEO will be the owner and holder of the Registrations for the Products in the Territory. LEO will, at the request of WCCI, provide WCCI with a complete copy including any correspondence with the FDA as well as other relevant documents in

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the possession or control of LEO. LEO will appoint WCCI as its U.S. agent for purposes of the NDA and will timely supply WCCI with all information in its possession or control necessary to prepare and file reports required by the FDA. WCCI will act as U.S. agent and will keep Registrations updated, including, but not limited to, to maintaining the NDA and the IND and forthwith to inform and copy LEO with the updates.

12.2	Both Parties are entitled to participate in and shall be notified in advance by the other Party of all meetings with the FDA provided such participation does not result in any significant delay. The Parties shall, in addition, cooperate with one another to keep the other Party informed of any other interface or communication with the FDA which might adversely affect the activities of a Party under this Agreement.

12.3	Prior to submitting any correspondence or other information relating to the Products to the FDA (an “FDA Submission”), the sponsoring Party (the “Sponsor”) shall (i) provide the other Party with a copy of the FDA Submission and (ii) in the case of a material FDA Submission, provide the other Party with a reasonable opportunity to review such FDA Submission and the Sponsor shall discuss in good faith any comments or proposed changes to such submission proposed by the other Party.

XIII - TRADEMARKS

13.1	LEO is responsible for registration, maintenance and defense of the Trademark of the Products in the Territory. WCCI shall, immediately upon its knowledge hereof, be obliged to inform LEO of any possible infringement of the Trademark. WCCI agrees to use the Trademark only in accordance with standards and guidelines communicated by LEO from time to time during the term of this Agreement. WCCI agrees that its use of the Trademark shall be in a commercially acceptable and responsible manner, and that no use by it of the Trademark shall reflect adversely upon the good name of LEO. All goodwill deriving from the use by WCCI of the Trademark pursuant to the terms of this Agreement or otherwise arising out of this Agreement shall accrue solely and exclusively to LEO.

13.2	WCCI shall not at any time register, or cause to be registered, in its name or in the name of another, or authorize the use of, during or after the term of this Agreement, the Trademark or any other trademark, name or design resembling or

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similar to the Trademark. WCCI shall not use the Trademark in combination with another, as part of a trade name or service mark of any corporation or other business organization except with the prior written consent of LEO.

13.3	WCCI and LEO are not, without the other Party’s written consent, in any way electronically on the Internet or otherwise, entitled to use or register any of the other Party’s intellectual property rights such as, but not limited to, trademarks, product names, descriptions etc. LEO shall upon the reasonable request of WCCI register domain names containing the Trademarks. WCCI is not, without the written consent of LEO, in any way entitled to sell any of the Products via the Internet. It being understood that sale of the Products via the Internet by a customer of WCCI does not constitute a breach of this provision. Subject to the second paragraph of Article 2.1, WCCI is expressly permitted to maintain a website for each Product which provides product information, disease state information and other useful information consistent with the provisions of Article 7.1.

13.4	All packaging and promotional material shall include the LEO logo and the Assyrian lion. The packaging and promotional material shall adhere to the LEO Product Branding wherever and whenever legally possible, it being understood that LEO shall provide WCCI with reasonable advance notice of any changes to the LEO Product Branding.

XIV - AUTHORISATIONS

In accordance with legislation of the European Union, recipients of supplies of medicinal products must be in possession of a manufacturing or importing authorisation for medicinal products or an authorisation to engage in activity as a wholesaler of medicinal products. Accordingly, for the duration of this Agreement WCCI shall be in possession of relevant and valid authorisation(s) covering the Territory. A copy of the present authorisation(s) is attached as Appendix VII. WCCI shall forward copies of renewals of relevant authorisations to LEO whenever such authorisations expire and are renewed.

XV - QUALITY ASSURANCES

15.1	LEO warrants that Products sold to WCCI are of pharmaceutical grade and quality suitable for human use and that it meets the Specifications as such Specifications may be revised from time to time as provided herein and that such Products conform to any further affirmations of fact as may be made on or in any other documentation associated or related to such Products.

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15.2	In the event WCCI determines that any Products already in interstate commerce in the Territory present a risk or injury or gross deception or are otherwise defective and that recall of such Products is appropriate, WCCI shall conduct such recall in accordance with FDA guidelines and with the provisions as set out in Article 16.2. LEO shall fully co-operate with WCCI in the investigation of the cause of the recall. If the Parties agree that the cause of the recall was the fault of LEO, LEO shall reimburse the WCCI cost and expense associated with such recall provided, however, that liability of LEO under this provision shall not extend to any consequential damages associated with such recall.

XVI - SAFETY REPORTING, COMPLAINTS AND PRODUCT RECALL

16.1	As soon as possible and no later than three (3) months following the Effective Date, LEO and WCCI will enter into a Pharmacovigilance Agreement substantially in the form of Appendix VIII. Until such agreement has been signed by both Parties, the terms of Appendix VIII shall apply. To the extent of any conflict or inconsistency between this Agreement and such Pharmacovigilance Agreement, the terms of this Agreement shall control, unless otherwise agreed to in writing between the Parties.

16.2	WCCI must put in place a system for handling of customer complaints and product recall, which is in compliance with the guidelines furnished by LEO. LEO Guidelines “Group Policy – GP 07/rev. 3 Investigation of Customer Complaints” and “Group Policy – GP-08/04 Recall of LEO Products and Investigational Medicinal Products”, Appendix IX.

XVII - RESPONSIBILITIES OF PARTIES

17.1	Compliance with Laws. Both LEO and WCCI shall observe all applicable Laws in effect in fulfilling their obligations under this Agreement.

17.2	Indemnification.

17.2.1 Indemnification by LEO. In addition to the remedies set forth in Article 6.7, LEO shall indemnify and hold WCCI and its agents, directors, officers and

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employees and representatives harmless from and against any and all Losses which they may at any time incur by reason of any Action or Proceeding brought by any Governmental or Regulatory Authority or other third party against WCCI arising out of or resulting from (a) any misrepresentation, breach of warranty or non-fulfilment of or failure to perform any agreement or covenant made by LEO in this Agreement, (b) the use by WCCI of any Product delivered by LEO which does not comply with the Specifications therefor, or (c) any other negligent act or omission of LEO.

17.2.2 Indemnification by WCCI. WCCI shall indemnify and hold LEO and its agents, directors, officers and employees and representatives harmless from and against any and all Losses which they may at any time incur by reason of any Action or Proceeding brought by any Governmental or Regulatory Authority or other third party against LEO arising out of or resulting from (a) any misrepresentation, breach of warranty or non-fulfilment of or failure to perform any agreement or covenant made by WCCI in this Agreement, (b) product liability claims other than those against which LEO has indemnified WCCI pursuant to Article 17.2.1, including, but not limited to, liability claims arising from improper storage of Products by WCCI or damage in transit to Products, or (c) any other negligent act or omission of WCCI.

17.2.3 Survival. The obligation of the Parties in this Article XVII shall survive the expiration or earlier termination of this Agreement to the extent permitted by applicable Law.

17.3	In any case under the preceding Article 17.2, where WCCI or LEO is to indemnify the other, the control of the defence of any Action or Proceeding and negotiations for settlement and compromise thereof, shall repose with the indemnifying Party, except that nothing in this paragraph shall be construed to relieve either Party hereto of the obligation to give the other all reasonable co-operation, assistance and authority necessary to permit full and complete defense of any Action or Proceeding; provided, however, that no Party will settle any of such claims without consent of the other Party; however, such consent shall not be unreasonably withheld. Both Parties shall, if desired, be allowed to participate, at their own expense, directly or through a representative e.g. their product liability insurers, in any Action or Proceeding.

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XVIII - TERM AND TERMINATION; CONSEQUENCES OF TERMINATION

18.1	This Agreement shall become effective on the Effective Date and shall continue in full force and effect as provided herein, unless modified or terminated in accordance with any of the provisions hereof, until the later of (A) the expiration of the term of the Amended and Restated Dovonex® Agreement and (B) 27 January 2020.

18.2	In the following events, LEO shall have the right to terminate this Agreement with immediate effect by written notice:

18.2.1 If the option to purchase the rights and assume the obligations of BMS under the BMS Agreements is not exercised by WCCI on 14 September 2005 with effect as of 6 January 2006 at the latest.

18.2.2 If the Amended and Restated Dovonex® Agreement is terminated due to WCCI’s default or breach of said agreement.

18.3	In the event that WCCI and LEO agree, at any time after the seventh anniversary of the launch of a Product, that further commercialisation of such Product is no longer sound due to therapeutic or economic reasons, then either Party can with six (6) months’ prior notice terminate this Agreement on a Product by Product basis.

18.4	In the event that one of the Parties hereto materially defaults or breaches any of the provisions of this Agreement, the other Party shall have the right to terminate this Agreement upon sixty (60) days’ written notice, provided, however, that if the Party in default within the sixty day period referred to, remedies the said default or breach, the Agreement shall continue in full force and effect.

18.5	In the event that the FDA does not approve a Registration for one or more of the Products and there is no reasonable possibility to obtain such approval(s), WCCI shall – within 90 days and on a Product by Product basis - have the right to terminate this Agreement upon ninety (90) days’ written notice.

18.6	In the event that a patent application filed by LEO with the United States Patent and Trademark Office for a Product is rejected by the Patent Examiner and the route of appeal of such rejection has been exhausted or is not diligently pursued by

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LEO or LEO has not obtained a U.S. patent within five (5) years from the date of filing of such application with the United States Patent and Trademark Office, then WCCI may – on a Product by Product basis - terminate this Agreement within ninety (90) days of such rejection of appeal, or on ninety (90) days’ notice to LEO that LEO is not diligently pursuing such appeal, without any further obligation to LEO.

18.7	In the event that one of the Parties hereto enters into liquidation whether compulsorily or voluntarily (otherwise than for the purposes of amalgamation or reconstruction), compounds with its creditors, has a receiver or manager appointed in respect of all or any part of its assets, or is the subject of an application for an administration order or undergoes any analogous or similar act or proceeding under the laws of any other jurisdiction in consequence of debt the other Party shall have the right to terminate this Agreement with immediate effect by written notice.

18.8	If WCCI – for any three (3) consecutive calendar years – is unable to achieve the agreed minimum sales, LEO shall have the right to terminate this Agreement upon sixty (60) days’ written notice.

18.9	In the event of termination of this Agreement under the provisions of this Article XVIII LEO and WCCI shall not be relieved of the duty and obligation to pay in full all payments, including but not limited to royalties, accrued and unpaid at the effective date of such termination. In such event:

18.9.1 WCCI shall return any and all Technical Information and any other information relating to the Product(s) affected by the termination provided to WCCI and make no further use thereof;

18.9.2 WCCI shall cease to make use of the Trademark, the other LEO Product Branding and all other information related to the Product(s) affected by the termination, and all rights in the Trademark, the other LEO Product Branding and all other information relating to said Product(s) will promptly revert to LEO and be transferred to LEO;

18.9.3 if WCCI is then the owner of any patents specifically related to Product(s) affected by the termination, WCCI shall transfer such ownership to LEO, except for

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LEO being in breach in which case WCCI will sell said patents and LEO will purchase said patents at a price equal to the expenses WCCI has borne in relation to developing, establishing and maintaining said patent rights;

18.9.4 if WCCI is then the owner of any patents, which in part relate to Product(s) affected by the termination then LEO, its Affiliates and Product Licensees shall have a royalty free license to such patents for the term of the patents pursuant to a separate license agreement to be entered into by the Parties;

18.9.5 if WCCI is then the owner of any data related to the Product(s) affected by the termination, including but not limited to, any data related to any study performed under this Agreement such data shall be transferred to LEO. At such time, LEO shall have the right, but not the obligation, to have assigned to LEO any then pending third party clinical agreement;

18.9.6 WCCI shall transfer all Registrations related to Product(s) affected by the termination and held by WCCI – if any - to LEO or its designee.

In the event that LEO terminates this Agreement pursuant to:

(a)	Articles 18.4, 18.7 or 18.8;

(b)	Article 18.2.1; or

(c)	Article 18.2.2;

then the transfers required under Articles 18.9.1, 18.9.2, 18.9.3, 18.9.5 and 18.9.6 shall be made free of charge to LEO. Otherwise, the costs of transfers shall be split evenly between the parties.

18.10	It is understood that WCCI – also after termination of the Agreement – shall be solely liable for any and all chargebacks and returns of Products sold by WCCI under the Agreement. WCCI shall destroy all returns of Products it receives also after the termination of the Agreement. Following such destruction, WCCI shall certify the destruction to LEO upon the written request of LEO.

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XIX - ASSIGNABILITY

19.1	This Agreement and the licenses and rights herein granted shall be binding upon, and shall inure to the benefit of successors of the Parties hereto, or to any assignee of all of the good will and entire business assets of a Party hereto relating to pharmaceuticals, but shall not otherwise be assignable without the prior written consent of the other Party.

19.2	Furthermore, in the event WCCI merges with or is acquired by a company and the new entity no longer gives priority to dermatology or in the event WCCI merges with or is acquired by a company having a product which is a topical vitamin D3 or any analog thereof or a fixed combination of vitamin D3 or any analog thereof with a corticosteriod with indications that directly compete with the indications approved for any of the Products and such product has sales, at the time of such transaction, equal to at least 10% of the Net Sales of Products, and such products are not divested or out-licensed, then the rights granted herein are not assignable without the prior written consent of LEO, which consent shall not be unreasonably withheld. If LEO does not consent, then LEO is obliged to acquire the rights granted WCCI including all necessary approvals for marketing of the Products by paying to WCCI one (1) times WCCI’s Gross Margin for the Products for the twelve (12) months preceding the event, or if there is less than twelve (12) months of sales by WCCI, the Gross Margin of such pro rata period multiplied to equal a period of twelve (12) months.

19.3	Warner Chilcott Holdings Company III, Limited is jointly and severally liable for the performance of any obligations of WCCI hereunder. For the avoidance of doubt, LEO agrees and acknowledges that WCCI may perform any or all of its obligations under this Agreement through its U.S. Affiliate, Warner Chilcott (US), Inc. (“WCUI”), provided however, that WCCI shall remain jointly and severally liable for the performance of any obligations that are delegated to WCUI.

XX - AMENDMENT OF AGREEMENT; WAIVER; SEVERABILITY

20.1	The Agreement shall not be changed or modified orally.

20.2	Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless

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set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by either Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

20.3	If any provision of this Agreement is held to be illegal, invalid or unenforceable under any applicable present or future Law, and if the rights or obligations of any Party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, the Parties will add as a part of this Agreement, a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

XXI - STATUS OF PRIOR AGREEMENT

21.1	This Agreement, together with the Master Agreement, the Amended and Restated Dovonex® Agreement, the Development Agreement (as defined in the Master Agreement), the Amended and Restated Cooperation Agreement (as defined in the Master Agreement) and the Confidentiality Agreement, constitutes the entire Agreement between the Parties with respect to the within subject matter and supersedes all previous agreements, whether written or oral.

21.2	Effective upon the date hereof, WCCI (as assignee of GALEN) and LEO hereby novate the License and Supply Agreement dated as of 1 April 2003 between LEO and WCCI (as assignee of GALEN) relating to Dovobet® ointment (the “Dovobet Agreement”) thereby extinguishing the contractual relationship between the Parties under the Dovobet Agreement and creating a new contractual relationship between the Parties on the terms and conditions set forth herein.

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XXII - FORCE MAJEURE

The occurrence of an event which materially interferes with the ability of a Party to perform its obligations or duties hereunder which is not within the reasonable control of the Party affected, not due to malfeasance, and which could not with the exercise of due diligence have been avoided (“Force Majeure”), including, but not limited to, fire, accident, labor difficulty, strike, riot, civil commotion, act of God, delay or errors by shipping companies or change in Law shall not excuse such Party from the performance of its obligations or duties under this Agreement, but shall merely suspend such performance during the continuation of Force Majeure. The Party prevented from performing its obligations or duties because of Force Majeure shall promptly notify the other Party hereto (the “Other Party”) of the occurrence and particulars of such Force Majeure and shall provide the Other Party, from time to time, with its best estimate of the duration of such Force Majeure and with notice of the termination thereof. The Party so affected shall use its best efforts to remove or ameliorate such causes of nonperformance. Upon termination of Force Majeure, the performance of any suspended obligation or duty shall promptly recommence. Neither Party shall be liable to the Other Party for any direct, indirect, consequential, incidental, special, punitive or exemplary damages arising out of or relating to the suspension or termination of any of its obligations or duties under this Agreement by reason of the occurrence of Force Majeure. In the event that Force Majeure has occurred and is continuing for a period of at least six (6) months, the Other Party shall have the right to terminate this Agreement upon thirty (30) days’ notice.

XXIII - NON-COMPETITION CLAUSE

During the term of this Agreement WCCI is not allowed to purchase, distribute, market and/or sell any product which is a topical vitamin D3 or any analog thereof or a fixed combination of vitamin D3 or any analog thereof with a corticosteriod with indications that directly compete with the indications approved for the Product except for the Dovonex® Product.

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XXIV - PARTNERSHIP/AGENCY; THIRD PARTIES

None of the provisions of this Agreement shall be deemed to constitute the relationship of partnership or agency between the Parties and neither Party shall have any authority to bind the other Party in any way except as provided in this Agreement.

The Parties agree that no third party which is not a Party to this Agreement is intended to benefit from or shall have any right to enforce any provision of this Agreement.

XXV - GOVERNING LAW

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES OF SUCH STATE OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW.

Each Party irrevocably submits to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County, and (b) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby or thereby. Each Party agrees to commence any such action, suit or proceeding either in the United States District Court for the Southern District of New York or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the Supreme Court of the State of New York, New York County. Each Party further agrees that service of any process, summons, notice or document by registered mail to such Party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this Article XXV. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby and thereby in (i) the Supreme Court of the State of New York, New York County or (ii) the United States District Court for the Southern District of New York, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

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Each Party hereto hereby waives to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement.

XXVI - NOTICES

Any notice hereunder shall be deemed to be sufficiently given if sent by registered mail or by fax followed by mail to:

In the case of WCCI:	Warner Chilcott Company, Inc.
Att. Director, Business Management
P.O. Box 1005
Fajardo, Puerto Rico 00738

Fax: + 1 787 863 5355

With a copy to:	Senior Vice President and General Counsel
Warner Chilcott
100 Enterprise Drive
Rockaway, New Jersey 07866

Fax: + 1 973 442 3310

In the case of LEO:	LEO Pharma A/S
Att. The President, CEO
Industriparken 55
DK-2750 Ballerup
Denmark

Fax: + 45 72 26 32 95

or to such other address as the sender shall have last furnished to the receiver.

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IN WITNESS WHEREOF the Parties hereto have caused this Agreement to be duly executed in duplicate by their authorised officers as of the date last below written.

WARNER CHILCOTT COMPANY, INC.		LEO Pharma A/S

By:	/s/ Max Torres	By:	/s/ Ernst Lunding
	Max Torres		Ernst Lunding
Title:	Director, Business Management	Title:	President, CEO
Date:	14 September 2005	Date:	14 September 2005

Initialled by:

Nina Sølver Henning, Director, Corporate Legal Affairs, LEO Pharma A/S:

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